UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

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Commission File Number: 001-38269

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FinVolution Group

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FinVolution Group

By:	/s/ Jiayuan Xu
Name:	Jiayuan Xu
Title:	Chief Financial Officer

Date: June 20, 2025

Exhibit Index

Exhibit 99.1—Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.2—Unaudited Interim Condensed Consolidated Financial Statements for the Three Months Periods Ended March 31, 2024 and 2025